UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 28, 2015

WRIGHT MEDICAL GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35823	13-4088127
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1023 Cherry Road Memphis, Tennessee	38117
(Address of principal executive offices)	(Zip Code)

(901) 867-9971

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

As previously disclosed, three purported class action complaints were filed in the Court of Chancery of the state of Delaware (the “Delaware Chancery Court”) on behalf of Paul Parshall, Anthony Marks as Trustee for Marks Clan Super and Michael Prince (the “Delaware plaintiffs”), respectively, alleged stockholders of Wright Medical Group, Inc. (“Wright”), and all others similarly situated. The Delaware Chancery Court consolidated these cases under the caption In re Wright Medical Group, Inc. Stockholders Litigation (the “Delaware consolidated action”), which names as defendants Wright, the members of the board of directors of Wright, Tornier N.V. (“Tornier”), Trooper Holdings Inc. (“Holdco”) and Trooper Merger Sub Inc. (“Merger Sub”). The Delaware consolidated action relates to the Agreement and Plan of Merger, dated as of October 27, 2014 by and among Wright, Tornier, Holdco and Merger Sub (the “Merger Agreement”).

On May 28, 2015, solely to avoid the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, Wright and the other named defendants in the Delaware consolidated action executed a Memorandum of Understanding with the Delaware plaintiffs reflecting their agreement to settle the Delaware consolidated action. The terms of this Memorandum of Understanding provide, among other things, that the parties will seek to enter into a stipulation of settlement which provides for the release of all asserted claims and dismissal with prejudice of the Delaware consolidated action. The asserted claims will not be released, and the Delaware consolidated action dismissed, until such stipulation of settlement is approved by the court. If approved by the court, it is expected that the stipulation of settlement will bind the Delaware plaintiffs and a putative class of shareholders of Wright. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the court will approve such settlement even if the parties were to enter into such stipulation. Additionally, as part of the terms of the Memorandum of Understanding, Wright has agreed to make certain additional disclosures related to the proposed transactions described in the Merger Agreement, which are set forth below.

The Memorandum of Understanding provides that Wright and the other named defendants in the Delaware consolidated action continue to vigorously deny all allegations of wrongdoing, fault, liability or damage to any of the respective Delaware plaintiffs or the class of shareholders of Wright, deny that they engaged in any wrongdoing, deny that they committed any violation of law, deny that the definitive joint proxy statement/prospectus is in any way deficient, deny that they acted improperly in any way, believe that they acted properly at all times, believe the Delaware consolidated action has no merit, and maintain that they have committed no disclosure violations or any other breach of duty whatsoever in connection with the Merger Agreement or any public disclosures, but wish to settle the Delaware consolidated action because it will eliminate the burden, expense, and uncertainties of further litigation.

The additional disclosures in this Current Report on Form 8-K (“Form 8-K”) supplement the disclosures contained in the definitive joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Tornier, filed with the SEC on May 12, 2015 and mailed to Wright’s stockholders on or about May 12, 2015 (the “proxy statement/prospectus”), and should be read in conjunction with the disclosures contained in the proxy statement/prospectus. To the extent that information in this Form 8-K differs from or updates information contained in the proxy statement/prospectus, the information in this Form 8-K shall supersede or supplement the information in the proxy statement/prospectus. Nothing in this Form 8-K, the terms of the settlement or any stipulation of settlement shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth herein.

Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to such terms in the proxy statement/prospectus.

The “Litigation Relating to the Merger” section under the caption “Summary,” beginning on page 24 and ending on page 26 of the proxy statement/prospectus is replaced in its entirety with the following:

On November 25, 2014, a class action complaint was filed in the Court of Chancery of the state of Delaware (the “Delaware Chancery Court”), by a purported shareholder of Wright under the caption Paul Parshall v. Wright Medical Group, Inc., et al., C.A. No. 10400-CB. An amended complaint in the action was filed on February 6, 2015. The amended complaint names as defendants Wright, Tornier, Holdco, Merger Sub and the members of the Wright board of directors. The amended complaint asserts various causes of action, including, among other things, that the members of the Wright board of directors breached their fiduciary duties owed to the Wright shareholders in connection with entering into the merger agreement, approving the merger, and causing

Wright to issue a preliminary Form S-4 that allegedly fails to disclose material information about the merger. The amended complaint further alleges that Wright, Tornier, Holdco and Merger Sub aided and abetted the alleged breaches of fiduciary duties by the Wright board of directors. The plaintiff is seeking, among other things, injunctive relief enjoining or rescinding the merger and an award of attorneys’ fees and costs.

Also on November 25, 2014, a second class action complaint was filed in the Chancery Court of Shelby County Tennessee, for the Thirtieth Judicial District, at Memphis (the “Tennessee Chancery Court”), by a purported shareholder of Wright under the caption Anthony Marks as Trustee for Marks Clan Super v. Wright Medical Group, Inc., et al., CH-14-1721-1. An amended complaint in the action was filed on January 7, 2015. On February 23, 2015, the plaintiff voluntarily dismissed the action, as pending in the Tennessee Chancery Court, without prejudice. Later on February 23, 2015, the plaintiff refiled the action in the Delaware Chancery Court under the caption Anthony Marks as Trustee for Marks Clan Super v. Wright Medical Group, Inc., et al., C.A. No. 10706-CB. The complaint names as defendants Wright, Tornier, Holdco, Merger Sub and the members of the Wright board of directors. The complaint asserts various causes of action, including, among other things, that the members of the Wright board of directors breached their fiduciary duties owed to the Wright shareholders in connection with entering into the merger agreement, approving the merger, and causing Wright to issue a preliminary Form S-4 that allegedly fails to disclose material information about the merger. The complaint further alleges that Wright, Tornier, Holdco and Merger Sub aided and abetted the alleged breaches of fiduciary duties by the Wright board of directors. The plaintiff is seeking, among other things, injunctive relief enjoining or rescinding the merger and an award of attorneys’ fees and costs.

On March 2, 2015, the Delaware Chancery Court consolidated Paul Parshall v. Wright Medical Group, Inc., et al., C.A. No. 10400-CB, and Anthony Marks as Trustee for Marks Clan Super v. Wright Medical Group, Inc., et al., C.A. No. 10706-CB, under the caption In re Wright Medical Group, Inc. Stockholders Litigation, C.A. No. 10400-CB.

On November 26, 2014, a third class action complaint was filed in the Circuit Court of Tennessee, for the Thirtieth Judicial District, at Memphis (the “Tennessee Circuit Court”), by a purported shareholder of Wright under the caption City of Warwick Retirement System v. Gary D. Blackford et al., CT-005015-14. An amended complaint in the action was filed on January 5, 2015. The amended complaint names as defendants Wright, Tornier, Holdco, Merger Sub and the members of the Wright board of directors. The amended complaint asserts various causes of action, including, among other things, that the members of the Wright board of directors breached their fiduciary duties owed to the Wright shareholders in connection with entering into the merger agreement, approving the merger, and causing Wright to issue a preliminary Form S-4 that allegedly fails to disclose material information about the merger. The amended complaint further alleges that Tornier, Holdco and Merger Sub aided and abetted the alleged breaches of fiduciary duties by the Wright board of directors. The plaintiff is seeking, among other things, injunctive relief enjoining or rescinding the merger and an award of attorneys’ fees and costs.

On December 2, 2014, a fourth class action complaint was filed in the Tennessee Chancery Court by a purported shareholder of Wright under the caption Paulette Jacques v. Wright Medical Group, Inc., et al., CH-14-1736-1. An amended complaint in the action was filed on January 27, 2015. The amended complaint names as defendants Wright, Tornier, Holdco, Merger Sub, Warburg Pincus LLC and the members of the Wright board of directors. The amended complaint asserts various causes of action, including, among other things, that the members of the Wright board of directors breached their fiduciary duties owed to the Wright shareholders in connection with entering into the merger agreement, approving the merger, and causing Wright to issue a preliminary Form S-4 that allegedly fails to disclose material information about the merger. The amended complaint further alleges that Wright, Tornier, Warburg Pincus, Holdco and Merger Sub aided and abetted the alleged breaches of fiduciary duties by the Wright board of directors. The plaintiff is seeking, among other things, injunctive relief enjoining or rescinding the merger and an award of attorneys’ fees and costs.

On March 24, 2015, a fifth class action complaint was filed in the Delaware Chancery Court, by a purported shareholder of Wright under the caption Michael Prince v. Robert J. Palmisano, et al., C.A. No. 10829-CB. The complaint asserts various causes of action, including, among other things, that the members of the Wright board of directors breached their fiduciary duties owed to the Wright shareholders in connection with entering into the merger agreement, approving the merger, and causing Wright to issue a preliminary Form S-4 that allegedly fails to disclose material information about the merger. The complaint further alleges that Wright, Tornier, Holdco and Merger Sub aided and abetted the alleged breaches of fiduciary duties by the Wright board of directors. The plaintiff is seeking, among other things, injunctive relief enjoining or rescinding the merger and an award of attorneys’ fees and costs.

In an order dated March 31, 2015, the Tennessee Circuit Court transferred City of Warwick Retirement System v. Gary D. Blackford et al., CT-005015-14 to the Tennessee Chancery Court for consolidation with Paulette Jacques v. Wright Medical Group, Inc., et al., CH-14-1736-1.

On May 22, 2015, the Delaware Chancery Court consolidated Michael Prince v. Robert J. Palmisano, et al., C.A. No. 10829-CB under the existing consolidated caption In re Wright Medical Group, Inc. Stockholders Litigation, C.A. No. 10400-CB. A motion for a preliminary injunction was filed in the Delaware consolidated action, and the Delaware Chancery Court set a hearing on that motion for June 9, 2015.

On May 28, 2015, the parties to the Delaware consolidated action executed a Memorandum of Understanding (the “Memorandum of Understanding”) reflecting their agreement to settle the Delaware consolidated action subject to, among other things, approval by the Delaware Chancery Court. The terms of the Memorandum of Understanding provide, among other things, that the parties will seek to enter into a stipulation of settlement which provides for the release of all asserted claims and dismissal with prejudice of the Delaware consolidated action. If approved by the court, it is expected that the stipulation of settlement will bind the plaintiffs in the Delaware consolidated action and a putative class of shareholders of Wright. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the Delaware Chancery Court will approve such settlement even if the parties were to enter into such stipulation. Additionally, as part of the terms of the Memorandum of Understanding, Wright has agreed to make certain additional disclosures related to the merger.

Under the terms of the Memorandum of Understanding, Wright and the other named defendants in the Delaware consolidated action vigorously deny all allegations of wrongdoing, fault, liability or damage to any of the respective plaintiffs or to the class of shareholders of Wright. Wright and the other named defendants in the Delaware consolidated action further deny that they committed any violation of law, that the definitive joint proxy statement/prospectus is in any way deficient, or that they acted improperly in any way. Wright and the other named defendants in the Delaware consolidated action maintain that they have committed no disclosure violations or any other breach of duty whatsoever in connection with the merger agreement or any public disclosures, but wish to settle the Delaware consolidated action because it will eliminate the burden, expense, and uncertainties of further litigation.

The “Five class action lawsuits have been filed and additional lawsuits may be filed against Wright, Tornier, Holdco and/or Merger Sub relating to the merger. An adverse ruling in any such lawsuit may prevent the merger from being consummated.” risk factor under the caption “Risk Factors,” beginning on page 33 and ending on page 34 of the proxy statement/prospectus is replaced in its entirety with the following:

Five class action lawsuits have been filed and additional lawsuits may be filed against Wright, Tornier, Holdco and/or Merger Sub relating to the merger. An adverse ruling in any such lawsuit may prevent the merger from being consummated.

On November 25, 2014, two purported Wright shareholders, Anthony Marks (as Trustee for Marks Clan Super) and Paul Parshall, filed class action complaints challenging the merger in the Tennessee Chancery Court and the Delaware Chancery Court, respectively. Marks amended his complaint on January 7, 2015 and Parshall amended his complaint on February 6, 2015. On February 23, 2015, Marks voluntarily dismissed his complaint and then refiled in the Delaware Chancery Court. On March 2, 2015, the Delaware Chancery Court consolidated the Parshall action and the Marks action. A motion for a preliminary injunction has been filed in the consolidated action, and the Delaware Chancery Court has set a hearing on that motion for June 9, 2015.

On November 26, 2014, a third purported Wright shareholder, City of Warwick Retirement System, filed a class action complaint challenging the merger in the Tennessee Circuit Court. City of Warwick Retirement System amended its complaint on January 5, 2015. On December 2, 2014, a fourth purported Wright shareholder, Paulette Jacques, filed a class action complaint challenging the merger in the Tennessee Chancery Court. Jacques amended her complaint on January 27, 2015 and named Warburg Pincus as a defendant. On March 24, 2015, a fifth purported Wright shareholder, Michael Prince, filed a class action complaint challenging the merger in the Delaware Chancery Court. In an order dated March 31, 2015, the Tennessee Circuit Court transferred the City of Warwick Retirement System action to the Tennessee Chancery Court for consolidation with the Jacques action. In orders dated March 2, 2015 and May 22, 2015, the Delaware Chancery Court consolidated the Parshall, Anthony Marks, and Prince actions.

The five complaints name as defendants Wright, Tornier, Holdco, Merger Sub and the members of the board of directors of Wright. One of the five complaints also names Warburg Pincus as a defendant. The complaints seek, among other relief, an order enjoining or rescinding the merger and an award of attorneys’ fees and costs on the grounds that the Wright board or directors breached their fiduciary duty in connection with entering into the merger agreement, approving the merger, and causing Wright to issue a preliminary Form S-4 that allegedly fails to disclose material information about the merger. The complaints further allege that Wright, Tornier, Holdco, Merger Sub, and/or Warburg Pincus aided and abetted the alleged breaches of fiduciary duties by the Wright board of directors. It is possible that these complaints will be further amended to make additional claims and/or that additional lawsuits making similar or additional claims relating to the merger will be brought.

On May 28, 2015, the parties to the Delaware consolidated action executed a Memorandum of Understanding reflecting their agreement to settle the Delaware consolidated action subject to, among other things, approval by the Delaware Chancery Court. If approved by the court, it is expected that the stipulation of settlement will bind the plaintiffs in the Delaware consolidated action and a putative class of shareholders of Wright. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the Delaware Chancery Court will approve such settlement even if the parties were to enter into such stipulation.

One of the conditions to completion of the merger is the absence of any order being in effect that prohibits the consummation of the merger. Accordingly, if any of these plaintiffs or any future plaintiff is successful in obtaining an order enjoining consummation of the merger, then such order may prevent the merger from being completed, or from being completed within the expected time frame. See “The Merger—Litigation Related to the Merger” for more information about the lawsuits related to the merger that have been filed.

The following disclosures supplement the existing disclosures contained under the caption “The Merger—Background of the Merger” beginning on page 62 of the proxy statement/prospectus:

•	The fifth full paragraph on page 74 is replaced in its entirety as follows (with additions in italics and underlined):

At a special telephonic meeting on October 15, the Wright board discussed Tornier’s proposed adjustment to the exchange ratio, the status of diligence and the progress of contract negotiations. In addition, the Wright board considered tax implications of the proposed transaction, including the fact that a merger with a non-U.S. company would create a taxable event for Wright’s shareholders. The Wright board of directors also considered the fact that a potential transaction where Wright controlled less than 60% of the combined company would result in accelerated vesting of outstanding unvested equity awards under Wright’s equity plans, and might also trigger payments to certain of Wright’s executives in the event such executives resigned for good reason, or were asked to leave without cause following the transaction. These implications are more thoroughly described under “Material Tax Consequences of the Merger” and “—Interests of Wright’s Directors and Officers in the Merger.” The Wright board also considered the anticipated cash flow and financing needs of a combined company, and potential financing options for a combined company, including financing options such as a possible offering of convertible senior notes, the potential ability to keep in place or increase the size of the Tornier credit facility, or an asset-based lending facility. The board further discussed that J.P. Morgan might have a lead or substantial role with respect to each of these potential financing options. Ropes & Gray again described director fiduciary duties in evaluating the proposed transaction. The Wright board also discussed the fact that J.P. Morgan had recently provided advisory services to certain Warburg Pincus portfolio companies, that Warburg Pincus was a significant shareholder of Tornier, and that both of Wright’s financial advisors had a significant financial interest in negotiating and consummating a transaction. After discussion, the Wright board authorized Mr. Palmisano to continue negotiations with Tornier but made clear that while the Wright board continued to be supportive of a transaction, it was not in favor of a 50%/50% post-merger ownership split, and any acceptable transaction structure would have Wright’s shareholders owning at least 51% of a combined company.

•	The following paragraph is added after the first full paragraph on page 76 (with additions in italics and underlined):

On the afternoon of October 24, 2014, Wright received an approvability letter from the FDA for Augment Bone Graft.

Also on October 24, 2014, in response to a request from the Wright board, J.P. Morgan provided the Wright board with a “Highly Confident Letter” expressing J.P. Morgan’s view (subject to the qualifications contained therein) that the combined company would be able to obtain an asset-based revolving credit facility to provide incremental liquidity for on-going working capital needs given the then current state of the debt markets. J.P. Morgan did not receive any compensation for the delivery of the “Highly Confident Letter.”

•	The following paragraph is added after the first full paragraph on page 78 (with additions in italics and underlined):

On October 27, 2014 after the close of trading on the NASDAQ Global Select Market, Wright and Tornier issued a joint press release announcing the execution of the merger agreement.

On February 13, 2015, Wright made a follow-on offering of convertible senior notes, pursuant to which Wright issued $632.5 million aggregate principal amount of 2.00% Cash Convertible Senior Notes due 2020. J.P. Morgan served as a joint book-running manager in that offering. The asset-based lending facility previously considered by the Wright board was determined to be unnecessary and was not put into place.

The following disclosures supplement the existing disclosures contained under the caption “The Merger—Opinion of Wright’s Financial Advisors—Opinion of J.P. Morgan Securities LLC” beginning on page 88 of the proxy statement/prospectus:

•	Under the caption “—Public Trading Multiples,” the first table on page 92 is replaced in its entirety with the following:

	FV / revenue
	2015E	2016E	’14 – ’17 CAGR
Insulet	6.45x	5.30x	24.3%

Integra	2.33x	2.20x	4.9%

NuVasive	2.45x	2.29x	7.1%

Globus Medical	3.37x	3.07x	10.3%

HeartWare	4.77x	4.10x	16.7%

Cyberonics	3.97x	3.69x	NA

Thoratec	2.62x	2.38x	8.3%

MiMedx	5.75x	4.39x	41.5%

Endologix	4.67x	4.04x	17.5%

LDR Holding	5.37x	4.36x	22.5%

Mean	4.18x	3.58x	17.0%

Median	4.32x	3.87x	16.7%

Wright	4.87x	4.11x	18.8%

Tornier	3.21x	2.85x	12.2%

•	The following disclosures supplement the existing disclosures under the caption “—Discounted Cash Flow Analysis” beginning on page 92 of the proxy statement/prospectus:

•	The first full paragraph on page 93 is replaced in its entirety as follows (with additions in italics and underlined):

J.P. Morgan calculated the present value of unlevered free cash flows that each of Wright and Tornier is expected to generate during fiscal years 2014 through 2024 based upon financial projections prepared by the managements of Wright and Tornier, respectively. J.P. Morgan also calculated a range of terminal values for Wright and Tornier at December 31, 2024 by applying a perpetual growth rate ranging from 3.0% to 4.0% to the unlevered free cash flow of Wright and Tornier, respectively, during 2024. The unlevered free cash flows and the range of terminal values were then discounted to present values using a discount rate range of 9.0% to 10.0%, which was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Wright and Tornier. J.P. Morgan’s analyses of the weighted average cost of capital of Wright and Tornier were derived using the Capital Asset Pricing Model, taking into account certain metrics that J.P. Morgan deemed relevant in its professional judgment and experience, including long-term U.S. treasury bond yield, levered and unlevered betas for selected companies and the equity risk premium, in addition to target capital structure and the estimated cost of debt and tax rate. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for Wright’s and Tornier’s estimated 2014 fiscal year-end excess cash, option exercise proceeds and total debt to indicate a range of implied fully diluted equity values per share of Wright shares of $21.00 and $31.00, and a range of implied fully diluted equity values per share of Tornier ordinary shares of $22.25 and $31.50, in each case on a stand-alone basis (i.e., without the Synergies). The terminal values calculated by J.P. Morgan implied a terminal value to terminal revenue ratio of 2.85x to 3.90x for Wright, and 2.90x to 4.00x for Tornier.

•	The second full paragraph on page 95 is replaced in its entirety as follows (with additions in italics and underlined):

J.P. Morgan has acted as financial advisor to Wright with respect to the proposed merger and will receive a fee from Wright for its services equal to a total of $9 million, $8 million of which will become payable only if the proposed merger is consummated. In addition, Wright has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services, including reasonable fees of its counsel, and to indemnify J.P. Morgan and its affiliates for certain liabilities arising out of its engagement. During the two years preceding the date of its opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Wright and Tornier, for which J.P. Morgan and its affiliates received approximately $4.2 million and $2.2 million in aggregate fees from Wright and Tornier, respectively. Such services during such period have included acting as financial advisor to Wright in connection with its acquisition of BioMimetic in March 2013 and acting as a bookrunner on Tornier’s equity offering in May 2013. In the ordinary course of J.P. Morgan’s businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Wright or Tornier for their own account or for the accounts of customers and, accordingly, J.P. Morgan or its affiliates may at any time hold long or short positions in such securities.

The following disclosures supplement the existing disclosures contained under the caption “The Merger—Opinion of Wright’s Financial Advisors—Opinion of Perella Weinberg Partners LP” beginning on page 95 of the proxy statement/prospectus:

•	Under the caption “—Comparable Company Analysis,” the first table on page 99 is replaced in its entirety as follows:

	2015E EV / sales multiple	2016E EV / sales multiple
Abiomed, Inc.	4.0x	3.4x
Cyberonics, Inc.	3.8x	3.5x
Globus Medical, Inc.	3.4x	3.1x
Heartware International Inc.	4.8x	4.1x
Integra LifeSciences Holdings Corporation	2.3x	2.1x
LDR Holding Corporation	5.3x	4.4x
NuVasive, Inc.	2.4x	2.2x
The Spectranetics Corporation	5.6x	4.9x
Thoratec Corp.	2.7x	2.4x
Other Selected Companies Median	3.8x	3.4x
Other Selected Companies Mean	3.8x	3.3x
Wright	4.9x	4.1x
Tornier	3.2x	2.8x

•	Under the caption “—Discounted Cash Flow Analysis,” the first full paragraph and subsequent bullet points on page 101 are replaced in their entirety as follows (with additions in italics and underlined):

Perella Weinberg conducted a discounted cash flow analysis for Tornier based on: (i) the Tornier Forecasts provided by the management of Tornier and (ii) the Tornier Forecasts assuming the achievement of the Anticipated Synergies, by:

•	calculating, in each case, the present value as of October 24, 2014 of the estimated standalone unlevered free cash flows (calculated as net operating profit after tax, plus depreciation and amortization, minus capital expenditures, treating stock-based compensation as a cash expense, and adjusting for changes in net working capital and other cash flows) that Tornier could generate for the remainder of fiscal year 2014 through fiscal year 2024 using discount rates ranging from 9.0% to 10.0% based on estimates of the weighted average cost of capital of Tornier derived using the Capital Asset Pricing Model (“CAPM”), and

•	adding, in each case, terminal values calculated using perpetuity growth rates ranging from 3.0% to 4.0% and discounted using rates ranging from 9.0% to 10.0%.

•	The following paragraph is added after the second bullet point on page 101:

The weighted average cost of capital of Tornier was estimated by Perella Weinberg by calculating the weighted average cost of equity and after-tax cost of debt of Tornier.

•	The fourth full paragraph directly above the first table on page 101 is replaced in its entirety as follows (with additions in italics and underlined):

The implied terminal enterprise values calculated for Tornier implied a last twelve month EBITDA multiple of 8.5x to 11.9x. From the range of implied enterprise values, Perella Weinberg derived ranges of implied equity values for Tornier. To calculate the implied equity value from the implied enterprise value, Perella Weinberg subtracted debt and non-operating liabilities and added cash and cash equivalents. Perella Weinberg calculated implied value per share by dividing the implied equity value by the fully diluted shares (using the treasury method). These analyses resulted in the following reference ranges of implied equity values per share of Tornier ordinary shares:

•	The last paragraph and subsequent bullet points beginning on page 101 and ending on page 102 are replaced in their entirety as follows (with additions in italics and underlined):

Perella Weinberg conducted a discounted cash flow analysis for Wright based on the Wright Forecasts by:

•	calculating the present value as of October 24, 2014 of the estimated standalone unlevered free cash flows (calculated as net operating profit after tax, plus depreciation and amortization, minus capital expenditures, treating stock-based compensation as a cash expense, and adjusting for changes in net working capital and other cash flows) that Wright could generate for the remainder of fiscal year 2014 through fiscal year 2024 using discount rates ranging from 9.0% to 10.0% based on estimates of the weighted average cost of capital of Wright derived using the CAPM, and

•	adding terminal values calculated using perpetuity growth rates ranging from 3.0% to 4.0% and discounted using rates ranging from 9.0% to 10.0%.

•	The following paragraph is added after the first bullet point beginning on page 102:

The weighted average cost of capital of Wright was estimated by Perella Weinberg by calculating the weighted average of cost of equity and after-tax cost of debt of Wright.

•	The third full paragraph directly above the first table on page 102 is replaced in its entirety as follows (with additions in italics and underlined):

The implied terminal enterprise values calculated for Wright implied a last twelve month EBITDA multiple of 7.8x to 10.9x. From the range of implied enterprise values, Perella Weinberg derived ranges of implied equity values for Wright. To calculate the implied equity value from the implied enterprise value, Perella Weinberg subtracted debt, non-operating liabilities and minority interest and added cash and cash equivalents. Perella Weinberg calculated implied value per share by dividing the implied equity value by the fully diluted shares (using the treasury method). These analyses resulted in the following reference range of implied equity value per share of Wright shares:

The following disclosures supplement the existing disclosures contained under the caption “The Merger—Certain Financial Forecasts of Wright Used in Connection with the Merger” beginning on page 114 of the proxy statement/prospectus:

•	The final full paragraph on page 114 is replaced in its entirety as follows (with additions in italics and underlined):

Wright does not publicly disclose long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty and subjectivity of the underlying assumptions and estimates. As a result, Wright does not endorse the unaudited prospective financial information as a reliable indication of future results. Wright is including the limited unaudited prospective financial information in this joint proxy statement/prospectus solely because it was among the financial information made available to the Wright board of directors, J.P. Morgan, Perella Weinberg, Tornier and BofA Merrill Lynch in connection with their evaluation of the merger. The unaudited prospective financial data presented below includes projections prepared by Wright management for internal planning purposes in the fourth quarter of 2014, as well as projections or extrapolations reviewed or approved by Wright management. Moreover, Wright’s internally prepared unaudited prospective financial information was based on estimates and assumptions made by management in the fourth quarter of 2014 and speak only as of that time. Wright reviews and updates its internal projections regularly. Except to the extent required by applicable law, Wright has no obligation to update prospective financial data included in this joint proxy statement/prospectus and, except as provided below, has not done so and does not intend to do so.

•	The first table on page 115 is replaced in its entirety as follows:

	Fiscal year ending December 31,
	2014E	2015E	2016E	2017E	2018E	2019E
	(in millions, except per share data)
Net sales	$303.1	$367.3	$435.2	$508.3	$573.0	$636.3
Operating (loss) income(1)	(63.3)	(39.7)	(9.7)	15.7	35.8	57.7
Adjusted EBITDA(2)	(24.2)	5.3	37.8	66.0	89.2	114.4
Amortization	8.5	8.3	8.3	8.3	8.3	8.3
Depreciation	19.2	23.9	25.8	27.9	30.2	32.8
Stock-based Compensation	11.4	12.8	13.5	14.1	14.8	15.6
Unlevered Free Cash Flows	($78.5)	($148.9)	($37.2)	($1.1)	($14.5)	$53.9

•	The following table is added after the first table on page 115:

The following table presents extrapolations approved by Wright’s management.

	2020E	2021E	2022E	2023E	2024E

Net sales	$706.6	$777.8	$849.3	$921.0	$957.8
Operating (loss) income	92.2	132.4	178.0	229.2	275.7
Adjusted EBITDA	151.8	194.3	242.0	294.7	340.0
Amortization	8.3	8.3	8.3	8.3	8.3
Depreciation	33.9	34.6	34.8	34.5	32.6
Stock-based Compensation	17.3	19.1	20.8	22.6	23.5
Unlevered Free Cash Flows	84.4	111.7	100.4	129.6	162.7

The following disclosures supplement the existing disclosures contained under the caption “The Merger—Certain Financial Forecasts of Tornier Used in Connection with the Merger” beginning on page 116 of the proxy statement/prospectus:

•	The first table on page 117 is replaced in its entirety as follows:

	Fiscal year ending
	December 28, 2014E	December 27, 2015E	December 29, 2016E	December 31, 2017E	December 30, 2018E	December 30, 2019E
	(in millions)

Total revenue	$344	$384	$433	$486	$541	$598
Operating (loss) income	(25)	(12)	9	31	55	69
Adjusted EBITDA(1)	32	44	65	88	113	128
Amortization & Depreciation	42	45	46	47	47	47
Stock-based compensation	9	10	10	11	11	12
Unlevered free cash flow	(20)	(10)	6	23	33	41

The “Litigation Relating to the Merger” section under the caption “The Merger,” beginning on page 131 and ending on page 132 of the proxy statement/prospectus is replaced in its entirety with the following:

Litigation Relating to the Merger

On November 25, 2014, a class action complaint was filed in the Court of Chancery of the state of Delaware (the “Delaware Chancery Court”), by a purported shareholder of Wright under the caption Paul Parshall v. Wright Medical Group, Inc., et al., C.A. No. 10400-CB. An amended complaint in the action was filed on February 6, 2015. The amended complaint names as defendants Wright, Tornier, Holdco, Merger Sub and the members of the Wright board of directors. The amended complaint asserts various causes of action, including, among other things, that the members of the Wright board of directors breached their fiduciary duties owed to the Wright shareholders in connection with entering into the merger agreement, approving the merger, and causing Wright to issue a preliminary Form S-4 that allegedly fails to disclose material information about the merger. The amended complaint further alleges that Wright, Tornier, Holdco and Merger Sub aided and abetted the alleged breaches of fiduciary duties by the Wright board of directors. The plaintiff is seeking, among other things, injunctive relief enjoining or rescinding the merger and an award of attorneys’ fees and costs.

Also on November 25, 2014, a second class action complaint was filed in the Chancery Court of Shelby County Tennessee, for the Thirtieth Judicial District, at Memphis (the “Tennessee Chancery Court”), by a purported shareholder of Wright under the caption Anthony Marks as Trustee for Marks Clan Super v. Wright Medical Group, Inc., et al., CH-14-1721-1. An amended complaint in the action was filed on January 7, 2015. On February 23, 2015, the plaintiff voluntarily dismissed the action, as pending in the Tennessee Chancery Court, without prejudice. Later on February 23, 2015, the plaintiff refiled the action in the Delaware Chancery Court under the caption Anthony Marks as Trustee for Marks Clan Super v. Wright Medical Group, Inc., et al., C.A. No. 10706-CB. The complaint names as defendants Wright, Tornier, Holdco, Merger Sub and the members of the Wright board of directors. The complaint asserts various causes of action, including, among other things, that the members of the Wright board of directors breached their fiduciary duties owed to the Wright shareholders in connection with entering into the merger agreement, approving the merger, and causing Wright to issue a preliminary Form S-4 that allegedly fails to disclose material information about the merger. The complaint further alleges that Wright, Tornier, Holdco and Merger Sub aided and abetted the alleged breaches of fiduciary duties by the Wright board of directors. The plaintiff is seeking, among other things, injunctive relief enjoining or rescinding the merger and an award of attorneys’ fees and costs.

On March 2, 2015, the Delaware Chancery Court consolidated Paul Parshall v. Wright Medical Group, Inc., et al., C.A. No. 10400-CB, and Anthony Marks as Trustee for Marks Clan Super v. Wright Medical Group, Inc., et al., C.A. No. 10706-CB, under the caption In re Wright Medical Group, Inc. Stockholders Litigation, C.A. No. 10400-CB.

On November 26, 2014, a third class action complaint was filed in the Circuit Court of Tennessee, for the Thirtieth Judicial District, at Memphis (the “Tennessee Circuit Court”), by a purported shareholder of Wright under the caption City of Warwick Retirement System v. Gary D. Blackford et al., CT-005015-14. An amended complaint in the action was filed on January 5, 2015. The amended complaint names as defendants Wright, Tornier, Holdco, Merger Sub and the members of the Wright board of directors. The amended complaint asserts various causes of action, including, among other things, that the members of the Wright board of directors breached their fiduciary duties owed to the Wright shareholders in connection with entering into the merger agreement, approving the merger, and causing Wright to issue a preliminary Form S-4 that allegedly fails to disclose material information about the merger. The amended complaint further alleges that Tornier, Holdco and Merger Sub aided and abetted the alleged breaches of fiduciary duties by the Wright board of directors. The plaintiff is seeking, among other things, injunctive relief enjoining or rescinding the merger and an award of attorneys’ fees and costs.

On December 2, 2014, a fourth class action complaint was filed in the Tennessee Chancery Court by a purported shareholder of Wright under the caption Paulette Jacques v. Wright Medical Group, Inc., et al., CH-14-1736-1. An amended complaint in the action was filed on January 27, 2015. The amended complaint names as defendants Wright, Tornier, Holdco, Merger Sub, Warburg Pincus LLC and the members of the Wright board of directors. The amended complaint asserts various causes of action, including, among other things, that the members of the Wright board of directors breached their fiduciary duties owed to the Wright shareholders in connection with entering into the merger agreement, approving the merger, and causing Wright to issue a preliminary Form S-4 that allegedly fails to disclose material information about the merger. The amended complaint further alleges that Wright, Tornier, Warburg Pincus, Holdco and Merger Sub aided and abetted the alleged breaches of fiduciary duties by the Wright board of directors. The plaintiff is seeking, among other things, injunctive relief enjoining or rescinding the merger and an award of attorneys’ fees and costs.

On March 24, 2015, a fifth class action complaint was filed in the Delaware Chancery Court, by a purported shareholder of Wright under the caption Michael Prince v. Robert J. Palmisano, et al., C.A. No. 10829-CB. The complaint asserts various causes of action, including, among other things, that the members of the Wright board of directors breached their fiduciary duties owed to the Wright shareholders in connection with entering into the merger agreement, approving the merger, and causing Wright to issue a preliminary Form S-4 that allegedly fails to disclose material information about the merger. The complaint further alleges that Wright, Tornier, Holdco and Merger Sub aided and abetted the alleged breaches of fiduciary duties by the Wright board of directors. The plaintiff is seeking, among other things, injunctive relief enjoining or rescinding the merger and an award of attorneys’ fees and costs.

In an order dated March 31, 2015, the Tennessee Circuit Court transferred City of Warwick Retirement System v. Gary D. Blackford et al., CT-005015-14 to the Tennessee Chancery Court for consolidation with Paulette Jacques v. Wright Medical Group, Inc., et al., CH-14-1736-1.

On May 22, 2015, the Delaware Chancery Court consolidated Michael Prince v. Robert J. Palmisano, et al., C.A. No. 10829-CB under the existing consolidated caption In re Wright Medical Group, Inc. Stockholders Litigation, C.A. No. 10400-CB. A motion for a preliminary injunction was filed in the Delaware consolidated action, and the Delaware Chancery Court set a hearing on that motion for June 9, 2015.

On May 28, 2015, the parties to the Delaware consolidated action executed a Memorandum of Understanding (the “Memorandum of Understanding”) reflecting their agreement to settle the Delaware consolidated action subject to, among other things, approval by the Delaware Chancery Court. The terms of the Memorandum of Understanding provide, among other things, that the parties will seek to enter into a stipulation of settlement which provides for the release of all asserted claims and dismissal with prejudice of the Delaware consolidated action. If approved by the court, it is expected that the stipulation of settlement will bind the plaintiffs in the Delaware consolidated action and a putative class of shareholders of Wright. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the Delaware Chancery Court will approve such settlement even if the parties were to enter into such stipulation. Additionally, as part of the terms of the Memorandum of Understanding, Wright has agreed to make certain additional disclosures related to the merger.

Under the terms of the Memorandum of Understanding, Wright and the other named defendants in the Delaware consolidated action vigorously deny all allegations of wrongdoing, fault, liability or damage to any of the respective plaintiffs or to the class of shareholders of Wright. Wright and the other named defendants in the Delaware consolidated action further deny that they committed any violation of law, that the definitive joint proxy statement/prospectus is in any way deficient, or that they acted improperly in any way. Wright and the other named defendants in the Delaware consolidated action maintain that they have committed no disclosure violations or any other breach of duty whatsoever in connection with the merger agreement or any public disclosures, but wish to settle the Delaware consolidated action because it will eliminate the burden, expense, and uncertainties of further litigation.

None of the lawsuits has formally specified an amount of alleged damages. As a result, Wright and Tornier are unable to reasonably estimate the possible loss or range of losses, if any, arising from the lawsuits. If any injunctive relief sought in these lawsuits were to be granted, it could delay or prohibit the Wright special meeting or Tornier extraordinary general meeting or the closing of the merger. Wright and Tornier believe that these lawsuits are without merit and intend to contest them vigorously.

IMPORTANT ADDITIONAL INFORMATION ABOUT THIS TRANSACTION AND WHERE TO FIND IT

In connection with the proposed merger, Tornier has filed with the SEC a registration statement on Form S-4 that includes a definitive joint proxy statement/prospectus of Wright and Tornier, which Tornier filed with the SEC on May 12, 2015. The registration statement was declared effective by the SEC on May 11, 2015. Wright and Tornier mailed the definitive joint proxy statement/prospectus to their respective stockholders in connection with the proposed merger on or about May 12, 2015. Investors and stockholders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC carefully and in their entirety because they contain important information about Wright, Tornier, the proposed merger and related matters. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC are available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the definitive joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie D. Tracy, Senior Vice President and Chief Communications Officer, by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the definitive joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer, by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.

Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s respective shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K/A for the fiscal year ended December 31, 2014, which was filed with the SEC on April 30, 2015 and the definitive joint proxy statement/prospectus, which was filed with the SEC on May 12, 2015. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 28, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual general meeting of shareholders, which was filed with the SEC on May 14, 2015. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders has been included in the definitive joint proxy statement/prospectus.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WRIGHT MEDICAL GROUP, INC.

	By	/s/ James A. Lightman
Date: May 29, 2015		James A. Lightman
Senior Vice President, General Counsel and Secretary